

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Via U.S. Mail and Facsimile

Mr. Paul Kalkbrenner
Chief Executive Officer
Dynamic Ventures Corp.
8776 East Shea Blvd.
Suite B3A-615
Scottsdale, AZ 85260

> **Re: Dynamic Ventures Corp.**
> **Current Report on Form 8-K**
> **Filed December 6, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed December 6, 2010**
> **File No. 333-163913**

Dear Mr. Kalkbrenner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on December 6, 2010

General

1. Please be advised that this Form 8-K was not timely filed.

2. Please amend your Form 8-K to address the comments below.

3. Please provide the disclosure required by Item 3 of Form 10. See Item 2.01(f) of Form 8-K.

Cautionary Note Regarding Forward Looking Statements

4. Please revise your disclosure to delete the reference to the Private Securities Litigation Reform Act of 1995 since you are ineligible to rely upon the safe harbor as a penny stock issuer. See Section 21E of the Exchange Act and Section 27A of the Securities Act.

5. We note that the statement in the last sentence of the first paragraph does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update such information to the extent required by law.

Item 1.01 Entry into a Material Definitive Agreement

6. Please revise your disclosure to disclose the "controlling shareholders" of the Company and the Bundled Builder shareholders that entered into the Share Exchange Agreement. See Item 1.01(a)(1) of Form 8-K.

7. We note your statement that your summary description of the Share Exchange Agreement "may not contain all information that is of interest to the reader." Please revise your disclosure to clarify that you have provided all terms and conditions of the Share Exchange Agreement that are material, and please also revise your summary, as necessary, to provide such material terms. See Item 1.01(a)(2) of Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Description of Our New Business, page 4

8. Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon another source, please clearly indicate that this is the case and identify the source.

9. Please revise your disclosure to clearly explain the different services/products offered by your business, and the status of each, including whether any are still in the planning stage. It appears from your disclosure that you offer three different services/products: (1) construction management services to Native American communities; (2) construction management for SIPS for commercial projects; and (3) "bundles" of related trade activities. Please revise your disclosure to clarify if these are three separate services/products, and disclose the percentage of total revenue contributed by each service/product as well as the operational status of each. In particular, we note the following:

- On page 5, you disclose that you "provide" structured, insulated panels for building shells. It is unclear what it means that you "provide" such "SIPS." Please also revise your disclosure to clarify what you are referring to when you reference the "SIPS system." Further, please clarify how the "SIPS System" relates to the other services you provide, including how "combining the SIPS system with BBSI allows housing projects to be built in more remote areas which serve the Native American market."

- You disclose on page 6 that you have one trade bundle, Floor Art, in operation. Please clarify whether this is the only bundle you currently have in operation. If so, please revise your disclosure to clearly state this throughout the business section. For example, please clarify whether your reference to certain bundles such as the "foundation bundle" are bundles that you actually operate or if they are provided merely as an example.

- On page 11, you disclose that "results from the Native American projects did not begin until August of 2010, and results from the SIPS panel business will not be reflected until fourth quarter 2010 when construction on the Bossier, LA hotel begins." Please specifically address this in your revised disclosure regarding the status of each of your services/products.

10. We note your disclosure on page 7 regarding the "Green" light commercial building segment, and your disclosure on page 10 that "Bundled Builder also provides green, energy building systems." Please revise your disclosure to explain how, and to what extent, your operations are focused on "green energy."

11. Please revise your disclosure to discuss the following:

- The competitive business conditions and your competitive position in the industry and the methods of competition. See Item 101(h)(4)(iv);

- The sources and availability of raw materials and the names of principal suppliers. In particular, we note your risk factor on page 8 regarding your purchase of SIPS panels from suppliers. See Item 101(h)(4)(v) of Regulation S-K;

- Your dependence on one or a few major customers. In particular, we note your risk factor on page 8 stating that your "Native American Housing revenues come from one customer," your disclosure on page 11 regarding the Bossier, LA hotel, and your disclosure in note 6 to the financial statements indicating that 4 customers accounted for 77% of your revenues. See Item 101(h)(4)(vi) of Regulation S-K;

- The need for government approval of principal products or services, including the status of such approval for any government approval that is necessary but that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K;

- The effect of existing or probable governmental regulations on your business. <u>See</u> Item 101(h)(4)(ix) of Regulation S-K; and

- The costs and effects of compliance with environmental laws (federal, state and local). <u>See</u> Item 101(h)(4)(xi) of Regulation S-K

<u>Industry and Market Data, page 7</u>

12. We note your disclosure regarding various industry reports and articles. Please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable, and disclose the date of these sources, where such date has not been disclosed. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

13. It is unclear why you have provided certain industry information for the "Green" light commercial building segment. Please clarify whether this disclosure relates only to EZ-Systems, and disclose how the "Green" light commercial building segment relates to your business.

<u>Risk Factors, page 8</u>

14. Please revise the first sentence of the introductory paragraph to clarify that this section discusses all "material" risks, rather than the "most significant" risks.

15. Please revise the introductory paragraph to remove the fourth and fifth sentences, as you may not qualify your risk factor disclosure in this manner.

16. We note that the following risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed:

- We may be subject to product liability and warranty claims; and

- Our Native American Housing revenues come from one customer.
Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text.

Our Native American Housing revenues come from one customer, page 8

17. We note your reference to "Native American Housing revenues." In your current disclosure, you do not provide a breakdown of revenue as provided by your different services/products. Please clarify your reference here to "Native American Housing revenues," and please disclose in your business section and management's discussion and analysis, as appropriate, the percentage of your total revenue that comes from your Native American Housing revenues, in addition to your other services/products, as requested by the comments above.

18. We note your statement that you do not believe that the loss of "these customers" would adversely affect your business because customers in Native American Housing and the SIPS business "make progress deposits in advance of work beginning and carry no receivables." Please relocate this disclosure to the business section and management's discussion and analysis, as mitigating disclosure is not appropriate in the risk factors section. Further, please revise the relocated disclosure to disclose your dependence on any customers for your SIPS business. Further, please revise the relocated disclosure to explain why you believe that your business would not be adversely affected if you lost the only customer for your Native American Housing business and the customer(s) for your SIPS business, even if such customers make deposits in advance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

19. Please be consistent in your use of defined terms throughout the Form 8-K. For example, we note that you have defined Dynamic Ventures Corp. as the "Company," however you refer to it as "Dynamic" on page 9.

Operating Results for Six Months Ended June 31, 2010 versus June 30, 2009, page 10
Operating Results for Year December 31, 2009 versus December 31, 2008

20. Please provide a discussion of the business reasons for changes in the various line items from period to period. Your current disclosure includes a blanket statement that changes from period to period are primarily due to the operations of Floor Art, LLC, but does not identify the business reasons for such changes. Further, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 11

21. Please revise your disclosure to discuss the business reasons that led to the changes in your cash used in operating and investing activities and cash provided by financing

activities as disclosed on page 11. In particular, we note the sizable decrease in each of these line items between 2008 and 2009.

22. We note your disclosure on page 11 that you "expect to incur a minimum of $1,000,000 in expenses during the next twelve months of operations." Please revise to provide a materially complete explanation of these expenses, including the purpose(s) of these expenses. Further, please explain the basis for the statement that you have sufficient sales in process or in the pipeline to meet these expenses. In this regard, we note the disclosure in your Form 10-Q for the quarter ended September 30, 2010 that you must seek external sources to fund a portion of these expenses. We also note that the Form 10-Q was filed on the same date as this Form 8-K.

23. Please include a discussion of your line of credit. In this regard, we note the disclosure in note 11 to the financial statements.

Pro forma Operating Results, page 12

24. It is not clear what you are giving pro forma effect to in these operating results and your basis for including these pro forma results. Please advise or revise to remove your discussion of these pro forma operating results.

Security Ownership of Certain Beneficial Owners, page 13

25. Please list the ownership of management by the name of the beneficial owner, and do not list such shares under both "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management." For example, if David C. Brown is the beneficial owner of the shares held by DMEB Investments LLC, list such shares as owned by David C. Brown, and do not also list such shares as owned by the entity in "Security Ownership of Certain Beneficial Owners. The nature of the ownership, such as through an entity, can be explained in a footnote.

26. Please provide the total shares owned, and the percent of the class owned, by the directors and officers as a group. See Item 403(b) of Regulation S-K.

Description of Securities, page 14

27. Please revise the introductory paragraph to clarify that this section discusses the material terms of your capital stock.

28. We note that the summary of your authorized capital stock is qualified in its entirety by the provisions of your Articles of Incorporation. Your disclosure states that your Articles of Incorporation have been filed as an exhibit to the Form 8-K, however we are unable to locate this document. Please file the Articles of Incorporation with your next amendment to your Form 8-K.

Market for Common Equity and Related Shareholder Matters, page 14

29. Please provide the high and low bid information for your common shares for each full quarterly period since your shares were quoted on the OTCBB. See Item 201(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 15

30. Please disclose all information required by Item 404(d) of Regulation S-K for both the related transactions with Dave Brown and the wife of Al Cain, including the approximate total dollar value of the amount involved in the transaction (as opposed to just the monthly payment required).

31. Please disclose all information required by Item 404(d) of Regulation S-K relating to your acquisition of Floor Art, LLC and Builder Design Center, LLC, including the total dollar amount involved in the transaction and the approximate dollar value of Mr. Brown's interest in the transaction. In addition, please clarify your disclosure regarding the $453,141 owed by you to Mr. Brown. It is unclear from the disclosure if the amount is for repayment of loans made by Mr. Brown to Floor Art, LLC and Builder Design Center, LLC, or is payment due from the acquisition of such companies. In particular, please reconcile your disclosure with the disclosure in Note 3 to the Bundled Builder financial statements for the six months ended June 30, 2010.

32. We note your disclosure in Note 4 to the Bundled Builder financial statements for the six months ended June 30, 2010 regarding the operating lease with a related entity that was cancelled in December 2009. Given that the transaction occurred during your last fiscal year, please disclose the information required by Item 404(d) of Regulation S-K relating to this transaction.

Directors, Executive Officers, Promoters and Control Persons, page 15

33. Please disclose the ages of all directors and executive officers. See Item 401 of Regulation S-K.

34. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director, in light of your business and structure. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

35. We note your disclosure on page 16 that Floor Art has an anticipated increase of 500% in future revenues. Please disclose your basis for this statement.

36. Please provide the disclosure required by Item 407(a) of Regulation S-K. <u>See</u> Item 7 of Form 10.

Changes in Registrant's Certifying Accountant, page 18

37. We note your statement that the letter from your Former Accountant is attached as Exhibit 16.1 to this Form 8-K. Please revise your disclosure to clarify that it is Exhibit 16.1 to your Form 8-K filed on November 17, 2010.

Item 5.01 Change in Control of Registrant, page 18

38. Please provide all of the information required under Item 501(a) of Form 8-K.

Exhibits, page 20

39. Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

Unaudited Pro Forma Financial Information, page 21

40. Please provide a pro forma income statement of operations for the year ended December 31, 2009. Refer to Rule 8-05(b)(2) of Regulation S-X.

41. Please enhance your disclosure to show precisely how you arrived at each pro forma adjustment amount in a note to the pro forma financial information. Your disclosures should include a discussion of any significant assumptions and estimates used to arrive at these amounts. For example, you should clearly show how you arrived at the adjustment amount to additional paid-in capital. If this adjustment amount consists of multiple components, you should show the calculation of each component separately.

42. The stockholders' equity components for the Bundled Builder Solutions, Inc. column should be the same as reported on the historical balance sheet included on page 40. For example, you should present members' capital. It is also not clear why the retained earnings amount presented on the historical balance sheet would not be the same as reported on the pro forma balance sheet.

43. Please present your historical basic and diluted net income (loss) per common share amounts for each entity. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please also disclose separately by type of security the number of shares not included in dilutive EPS for antidilutive reasons.

44. Please show the number of shares authorized, issued and outstanding on a historical and pro forma basis on the face of the pro forma balance sheet.

45. Please reflect the 5:1 stock dividend declared on October 14, 2010 in your pro forma financial statements, which would result in a total of 50 million weighted average shares outstanding for pro forma purposes rather than the 10 million shares you currently present.

Financial Statements for Bundled Builder Solutions, Inc.

Unaudited Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation, page 44

46. Bundled Builder Solutions, Inc. did not acquire certain insignificant assets of Floor Art, LLC and Builder Design Center, LLC or pay all agreed-upon cash distributions in exchange for a note payable to the major shareholder. This resulted in a deemed distribution of $448,173. Please help us better understand how you arrived at this deemed distribution amount. Please provide us with a breakdown of its components as well as how you determined it was appropriate to include each of these components in your deemed distribution amount. Please also specify the amount of assets and liabilities related to each of these entities that was not acquired or assumed.

Audited Financial Statements

Independent Auditor's Report, page 49

47. The independent auditor's report is dated July 2, 2010, except for the reorganization on August 2, 2010, which your auditor states is disclosed in Note 1. Your auditor appears to be referring to Note 6 to the audited financial statements as there is no Note 1. Please revise as necessary.

Form 10-Q for the Quarter Ended September 30, 2010

General

48. Please comply with the comments on the Form 8-K in your future Exchange Act reports, to the extent applicable. In particular, we note the comments relating to your MD&A.

49. Please be advised that this Form 10-Q was not timely filed.

50. Please provide us with a statement of stockholders' equity for the nine months ended
    September 30, 2010 so that we may better understand the impact of the August 2, 2010
    recapitalization transaction. Please provide us with explanations for the adjustments made
    to retroactively reflect the recapitalization transaction, as appropriate.

Unaudited Balance Sheets, page F-1

Summary of Significant Accounting Policies, page F-4

General

51. Please disclose in future filings the types of expenses that you include in each of your
    cost of revenue line items and the types of expenses that you include in the selling,
    general and administrative expenses line item. Please show us in your supplemental
    response what the revisions will look like.

Income (Loss) per Common Share, page F-5

52. Please show us how you arrived at your weighted average common shares outstanding
    for each period presented. You state that 22,500,000 (adjusted for the 5:1 stock split)
    shares of common stock issued for the August 2, 2010 stock exchange are considered
    outstanding for the entire three month and nine month periods ending September 30,
    2010. It appears that you have also reflected the 27,500,000 (adjusted for the 5:1 stock
    split) that were retained by the original shareholders as outstanding for all of the entire
    periods presented as well. Given that the 27,500,000 shares were effectively issued on
    August 2, 2010, the date of the stock exchange, you should only consider these shares
    outstanding beginning on August 2, 2010 for purposes of calculating the historical
    weighted average shares outstanding. Please advise or provide us with your revised
    weighted average shares outstanding calculations and net income (loss) per common
    share amounts for each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
11

53. In future filings, please expand this section to discuss known material trends and
    uncertainties that will have, or are reasonably likely to have, a material impact on your
    revenues or income or result in your liquidity decreasing or increasing in any material
    way. For example, we note the following from your press releases issued during the
    quarter ended September 30, 2010 that suggest that you believe future performance may
    differ significantly from past performance:

    - The expectation that EZ Build Systems will generate $22.5 million and $41 million
      in revenue in 2011 and 2012 (Press Release dated August 25, 2010); and

- Your entry into a long term agreement with One Tree Development, Inc. that provides an "annual sales opportunity for E-Z Build Systems [of] over $50 million…" (Press Release dated September 14, 2010).

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 13

54. Please revise your MD&A to discuss the business reasons for changes in your results of operations from period to period. You should disclose each of the factors which have contributed to material fluctuations in a line item and correspondingly quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like.

55. Your depreciation and amortization expense decreased $18,809 from $18,809 to $nil for the three months ended September 30, 2010 compared to the same period in 2009. Please disclose why you did not have any depreciation expense recorded, including if it is because all of your property and equipment became fully depreciated. Please show us in your supplemental response what the revisions will look like.

Disclosure Controls and Procedures, page 15

56. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in [your] periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported within the time periods specified," and that such officers also concluded that your disclosure controls and procedures "were effective as of the end of the period covered by [your] report to provide reasonable assurance of the achievement of these objectives." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the two-part definition set forth in those rules. In particular it speaks only to portions of the definition and modifies the definition slightly. For example, the description references "material information" as opposed to simply "information," as specified in the definition. Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving the stated objectives and that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. Please also comply with this comment in future filings. Alternatively, you may simply state in future filings, without repeating the definition, that your certifying officers concluded on the applicable date that your disclosure controls and procedures were or were not effective.

<u>Changes in Internal Control over Financial Reporting, page 15</u>

57. We note the statement in the third sentence that "Other than these changes, there have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise in future filing to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

<u>Certifications</u>

58. We note that you have changed certain language in the certifications required by Rules 13a-14(a) and 15d-14(a). For example, you have replaced the phrase "The registrant's other certifying officer(s) and I are," in paragraph 4 with "I am," and deleted the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" that is part of paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692, or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Andrew Schoeffler, Senior Staff Attorney, at 202-551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director